Exhibit 99.1

Hollysys Provides Business Update

BEIJING, July 6, 2021 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its business update and revised outlook:

Business Update

“With the easing of the pandemic and the steady economic recovery in China, management of the Company has fully grasped the market challenges and opportunities. It has made comprehensive efforts to enhance operating performance and the value of the Company in various areas such as marketing, internal management, research & development, and corporate governance.

In the Company’s industrial automation business:

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For the power segment, in the fourth quarter of the fiscal year 2021, the Company won a 2*660MW integration contract with a power company, providing a turnkey solution which includes Distributed Control System (“DCS”), Integrated Control System (“ICS”), Intelligent Operating Data System (“IODS”), information security, Operator Training Simulator (“OTS”) and smart factories. Adopting the DCS (ICS) smart control platform developed by Hollysys, the project will realize smart testing, monitoring, and controlling of power generation processes. As an integrated application project involving many of the Company’s products, this project represents another breakthrough for the Company’s smart factory business. This project will enhance the Company’s ability to provide integrated solutions for smart power plants.

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For the petrochemical segment, in the fourth quarter, the Company won the bid for a benchmark project of a core state-owned backbone enterprise, in which Hollysys will provide DCS, Safety Instrumented System (“SIS”), Gas Detection System (“GDS”), Fusion Digital Simulation (“FDS”), Asset Management System (“AMS”), OTS, Manufacturing Execution System (“MES”), fire and gas probes and low-temperature detection instruments. The project represents a milestone for the Company in the petrochemical market. Upon completion, the project will help deliver clean natural gas energy to Beijing, Tianjin, Hebei, and Shandong.

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In terms of new product promotion, the Company signed a procurement contract for smart I/O system upgrade a new material workshop in Shandong. The project adopts the newly developed I/O system, which will save the user about RMB2 million in costs for cable materials and installation and reduce inoperative periods from 2 months to 10 days, generating huge economic benefits for customers while also saving a large amount of non-ferrous metal to achieve energy conservation and emission reduction goals. The project applies the first complete I/O system developed by the Company with remarkable margins and is a significant demonstration of the business development of this product.

In the Company’s rail business:

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Within its high-speed rail business, in the fourth quarter, the Company signed the first outdoor monitoring and intelligent diagnosis engineering system for track circuits. Hollysys, as a leader in setting standards and rules within the industry, has become the first to realize intelligent upgrades for ZPW-2000S communication coding of track circuit systems, shifting railway signal systems from digital to intelligent. Additionally, it will bring a better application experience to customers, enabling intelligent value-added services for track circuit system equipment. The project will be put into operation in the second half of 2021.

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Additionally, in the fourth quarter, the Company won the bid for the Standardized Maintenance Base project at the Suide Electric Depot, representing a small success achieved by Hollysys in its existing smart business. The first opening of the maintenance base project has brought new business opportunities for Hollysys through landing two pilot projects for the Shenyang and Xi’an road bureaus. As all road bureaus across China have put the construction of electrical maintenance bases or upgrading of their test equipment on their agendas, the Company expects to realize new growth in the next two to three years. With the advantages of the project regions and good user reputations, Hollysys has the confidence to penetrate and serve the whole rail network and help more users to realize the construction of a new generation of standardized electrical maintenance bases, and realize smart upgrades for electrical service equipment and equipment maintenance.

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In the subway segment, in the fourth quarter, the Company signed a contract for the smart subway project of Shenzhen Metro Line 14. In this project, Hollysys follows the design concept of “holographic awareness and coordinated control” based onconstructing the smart station system using cloud engineering architecture, industrial internet platforms, and edge computing platforms. The project will apply emerging information technologies such as “cloud, mega, mobile, industrial, intelligence” to enable comprehensive awareness, deep interconnection, and intelligent integration of passenger, facility, equipment, environment, and other entity information. These integrations aims to link various operation management businesses, thus realizing high-efficiency operations management, intelligent equipment management, and humanized passenger services.

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In terms of new business development, in the fourth quarter, the Company signed a contract for the training project at the Xi’an Education Base, which is a benchmark project for the transformation of traditional training bases into a more informative, smarter, integrated ones. Its training functions such as malfunction management, tests, and simulations are fully intelligent, with the actual training and teaching projects integrated with actual production processes. This represents a future development trend for the new generation of training bases. The successful bid of the training project of Xi’an Education Base opens up a new page for Hollysys in the field of integrating industry and education.

Outlook

“The Company provides an update on its financial outlook for the year ended June 30, 2021 (“FY2021”), an update from the outlook provided on August 13, 2020.

“Based on the preliminary financial estimates, the Company expects to achieve revenue of approximately $560 million to $595 million in FY2021, representing 11% to 18% growth year-over-year. The Company believes its industrial automation business is expected to increase by more than 30% year-over-year.

The preliminary estimates presented herein are based on the Company’s reasonable estimates and the information available to it at this time. As such, the Company’s actual results may materially vary from the preliminary estimates presented herein and will not be finalized until the Company reports its final results for FY2021 after the completion of its normal quarter-end and fiscal year-end accounting procedures including the execution of its internal controls over financial reporting. These estimates should not be viewed as a substitute for our full year-end results prepared per US GAAP. Accordingly, one should not place undue reliance on these estimates.”

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, which involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com